RTS WIRELESS, INC.
                              51 East Bethpage Road
                            Plainview, New York 11803



                                December 13, 2000

VIA EDGAR TRANSMISSION
----------------------
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

         Re: RTS Wireless, Inc.-Commission file no. 333-33566 - Request for
             --------------------------------------------------------------
             Withdrawal
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Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, RTS Wireless, Inc. (the "Registrant") hereby applies for an order granting the immediate withdrawal of its registration statement on Form S-1, together with all exhibits thereto, Commission File No. 333-33566 (the "Registration Statement"), which was filed with the Securities and Exchange Commission (the "Commission") on March 30, 2000.

         The Registrant has determined not to offer any shares of its capital stock through a public offering, and has entered into an agreement and plan of merger dated as of December 13, 2000 with Aether Systems, Inc., a Delaware corporation ("Aether"), and RTS Wireless Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Aether ("Merger Sub"), pursuant to which Aether will acquire all of the shares of capital stock of the Registrant through the merger of Merger Sub and the Registrant. Aether announced the signing of the foregoing agreement and plan of merger in a press release dated December 13, 2000.

         Accordingly, the Registrant hereby requests that an order for the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

         If  you  have  any  questions   regarding  the  foregoing  request  for
withdrawal, please contact Timothy I. Kahler, legal counsel to the Registrant, at (212) 704-6169.

                                           RTS WIRELESS, INC.


                                           By: /s/ Michael Druckman
                                              ---------------------------------
                                               Name:  Michael Druckman
                                               Title: Vice President-Finance and
                                                      Chief Financial Officer